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June 9, 2021

VIA EDGAR

Ms. Tonya K. Aldave

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Erasca, Inc.

Draft Registration Statement on Form S-1

Submitted May 7, 2021

CIK No. 0001761918

Dear Ms. Aldave:

We are in receipt of the Staff’s letter dated June 2, 2021 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Erasca, Inc. (“Erasca” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement on Form S-1

General

1.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Erasca’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

June 9, 2021

2.

We note your disclosure on page 171 that the “key competitive factors affecting the success of all of [your] programs are likely to be efficacy, safety, and convenience of each product candidate.” Please revise throughout the prospectus to remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why these statements are appropriate given the stage of your product candidates.

Erasca’s Response: The Company has revised the disclosure on pages 138 and 178 of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

3.

Please revise your pipeline table on page 4 to show separate columns for Phases 1, 2 and 3 or tell us the basis for your belief that you will be able to conduct Phase 1b/2 trials and Phase 2/3 trials for all of your product candidates.

Erasca’s Response: The Company has revised the disclosure on pages 4, 110 and 125 of the Amended Registration Statement in response to the Staff’s comment.

4.

We note that you have nine programs in the discovery and the IND-enabling stage. Please explain to us why each of those programs is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate.

Erasca’s Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the programs are in the discovery and the IND-enabling stage, the Company believes that these programs are sufficiently material to depict in the pipeline chart because they are integral in illustrating the Company’s overall strategy of shutting down the entire RAS/MAPK pathway in order to treat relevant cancers, which is a differentiated approach in the oncology field and therefore material to an investor’s understanding of the Company’s pipeline and development strategy. The Company’s strategy is focused on targeting multiple nodes and cooperative mechanisms of the RAS/MAPK pathway in parallel, rather than targeting a single node. When viewed in totality, the Company’s pipeline is designed to target every critical node in the RAS/MAPK pathway. The illustrated pipeline chart provides an important snapshot of how each development program fits within the Company’s therapeutic strategy, especially in the context of the detailed disclosure of the pathway and its nodes included on page 2 of the Amended Registration Statement (both in the picture and in the numbered strategies and specific references to such development programs within such strategies). Moreover, the Company’s development strategy is to evaluate its development programs in combination with each other, further highlighting the importance of an investor’s understanding of the totality of the Company’s pipeline. Importantly, the Company provides detailed disclosure throughout the Amended Registration Statement on the RAS/MAPK pathway, the nodes within the pathway, the development programs themselves, the key anticipated milestones for the overall pipeline itself, including on page 2 of the Amended Registration Statement, and the anticipated timing of additional candidates moving into the clinic and of additional IND filings. Therefore, the Company strongly believes that limiting the pipeline chart to only its clinical stage programs would cause investors to fail to recognize the Company’s holistic and synergistic approach to targeting the RAS/MAPK pathway. The Company immediately highlights to investors in the existing disclosure on page 1 of the Amended Registration Statement the exact nature of its development programs by including the breakdown of development programs by stage – two clinical stage programs, two preclinical stage programs, and seven discovery-stage programs.

June 9, 2021

In response to the Staff’s comment, the Company has, however, added disclosure in the Prospectus Summary and the Business Section on pages 5 and 111 of the Amended Registration Statement, respectively, advising investors that the Company will need to successfully progress through discovery and IND-enabling activities prior to advancing these additional programs into clinical development, if at all, which the Company believes provides investors important additional disclosure and context with respect to the development programs still in the discovery and IND-enabling stages.

5.

Your pipeline table, which indicates that you have completed Phase 1 of HERKULES-2, HERKULES-3 and HERKULES-4, appears to be inconsistent with your disclosure on page 109 that you “are planning to initiate HERKULES-2, HERKULES-3, and HERKULES-4 in the future.” If these trials have not yet begun, please revise your pipeline table here and throughout the registration statement accordingly.

Erasca’s Response: The Company has revised the disclosure on pages 4, 110 and 125 of the Amended Registration Statement in response to the Staff’s comment.

6.

We note your disclosure on page 4 that you in-licensed ERAS-007 based in part on preclinical studies that demonstrated the highest potency and longest target residence time of ERK inhibitors of which you are aware. Please disclose here the ranges of the potency and target residence time observed in the preclinical studies.

Erasca’s Response: The Company has revised the disclosure on pages 4 and 111 of the Amended Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 78

7.

We note your disclosure that you intend to use net proceeds to fund the clinical development of ERAS-007 in your HERKULES series of clinical trials, fund the clinical development of ERAS-601, and fund the ongoing discovery and development of your other current RAS/MAPK pathway-focused pipeline programs. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amount and sources of other funds needed for each specified purpose. Refer to Instruction 3 to Item 504 of Regulation S-K.

Erasca’s Response: The Company has revised the disclosure on page 78 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 99

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Erasca’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range once an offering estimated price range has been determined.

June 9, 2021

Business

Our innovation model, page 121

9.

Please remove the reference to potential “first-in-class/best-in-class” targeted therapies because this description implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainly with respect to securing marketing approval.

Erasca’s Response: The Company has revised the disclosure on page 123 of the Amended Registration Statement in response to the Staff’s comment.

ERAS-007: our ERK inhibitor, page 125

10.	Please disclose the endpoints for your ERAS-007 clinical trial.

Erasca’s Response: The Company has revised the disclosure on page 144 of the Amended Registration Statement in response to the Staff’s comment.

ERAS-601: our SHP2 inhibitor, page 144

11.	Please disclose the endpoints and any serious adverse events encountered during your ERAS-601 clinical trial.

Erasca’s Response: The Company has revised the disclosure on page 153 of the Amended Registration Statement in response to the Staff’s comment.

Our acquisition and license agreements

Asana BioSciences, page 165

12.

We note your disclosure on page 165 that you are required to use commercially reasonable efforts to develop and obtain regulatory approval for ERAS-007 in the United States, at least one major market country in Europe, and either China or Japan. Please revise your government regulation section to address the approval process in China and Japan.

Erasca’s Response: The Company has revised the disclosure beginning on page 191 of the Amended Registration Statement in response to the Staff’s comment.

NiKang Therapeutics, page 166

13.

We note your reference to tiered royalties on net sales and sublicensing revenue sharing fees “in the mid double-digit percentages.” Please revise your disclosure to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent). In addition, revise your disclosure on page 170 in the description of the licensing agreement with the University of California, San Francisco, where you describe the sublicensing fees to be “in the low to low-mid double-digit percentages.”

Erasca’s Response: The Company has revised the disclosure on page 173 of the Amended Registration Statement in response to the Staff’s comment.

June 9, 2021

Executive and director compensation

Summary compensation table, page 196

14.

We note that your named executive officers received compensation that appears in the “non-equity incentive plan compensation” column of the summary compensation table. Please add a footnote to describe generally these compensatory payments.

Erasca’s Response: The Company has revised the disclosure on page 206 of the Amended Registration Statement in response to the Staff’s comment.

Note 7. Asset Acquisition, page F-20

15.

We see that you entered into an agreement and plan of merger with Asana and ASN Product Development, Inc., pursuant to which ASN became its wholly-owned subsidiary, in November 2020. It appears that you have accounted for this transaction as an asset acquisition. Please revise your disclosure to clarify this fact and explain how you determined that the assets acquired did not meet the definition of a business. Please also revise to disclose the nature of the development milestone whereby you will be required to issue 4,666,667 shares of its common stock to Asana and explain how this differs from the $90 million in development and regulatory milestones. Lastly, please explain your reference to a carve-out for a specific milestone payment that may or may not occur and what specifically this disclosure refers to with regards to the acquisition.

Erasca’s Response: The Company respectfully advises the Staff that it has revised the disclosure on page F-22 of the Amended Registration Statement in response to the Staff’s comment to clarify and explain that the transaction was accounted for as an asset acquisition and that the assets acquired did not meet the definition of a business. The assets were accounted for as an asset acquisition as substantially all of the fair value of the assets acquired were concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. Because the assets had not yet received regulatory approval, the fair value attributable to these assets was recorded as in-process research and development expenses in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2020.

The Company also respectfully advises the Staff that it has revised the disclosure on page F-23 of the Amended Registration Statement in response to the Staff’s comment to clarify that the issuance of the 4,666,667 shares of its common stock is in addition to the cash milestone payments of $90.0 million. The equity development milestone relates to demonstration of successful proof-of-concept in a clinical trial. Additionally, the Company respectfully advises the Staff that it has revised the disclosure on page F-23 of the Amended Registration Statement to clarify that the license acquired will become fully paid-up, perpetual, and irrevocable once all merger consideration is paid, with the exception of a specific milestone that does not need to be achieved at such time and will remain subject to payment in the event that such milestone is achieved at a later time.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

June 9, 2021

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Sonia Bednarowski, Securities and Exchange Commission

Angela Connell, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Jonathan Lim, M.D., Erasca, Inc.

David M. Chacko, M.D., Erasca, Inc.

Ebun Garner, Erasca, Inc.

Cheston Larson, Latham & Watkins LLP

Charles Kim, Cooley LLP

Sean Clayton, Cooley LLP